March 1, 2019

Yingmei Yang
Interim Chief Financial Officer
Lianluo Smart Limited
Room 2108, 21st Floor
China Railway Construction Building
No. 20 Shijingshan Road, 100040, Beijing, China

       Re: Lianluo Smart Limited
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 25, 2018
           File No. 001-34661

Dear Ms. Yang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery